PROSPECTUS SUPPLEMENT                            File Pursuant to Rule 424(b)(1)
(TO PROSPECTUS DATED AUGUST 1, 1997)             Registration No. 333-32721

                     WESTERN INVESTMENT REAL ESTATE TRUST

                               ---------------

                    $25,000,000 7.10% SENIOR NOTES DUE 2006
                    $25,000,000 7.20% SENIOR NOTES DUE 2008
                    $25,000,000 7.30% SENIOR NOTES DUE 2010
                               ---------------

  Western Investment Real Estate Trust (the "Company") will issue its 7.10% Senior Notes due September 15, 2006 (the "2006 Notes"), its 7.20% Senior Notes due September 15, 2008 (the "2008 Notes") and its 7.30% Senior Notes due September 15, 2010 (the "2010 Notes"), (collectively the "Notes") offered hereby in aggregate principal amounts of $25,000,000 each. Interest on the Notes is payable semi-annually in arrears on each March 15 and September 15, commencing March 15, 1998. The Notes are redeemable at any time at the option of the Company, in whole or in part, at a redemption price equal to the sum of
(i) the principal amount of the Notes being redeemed plus accrued interest to the redemption date, and (ii) the Make-Whole Amount (as defined in "Description of the Notes--Optional Redemption"), if any. The Notes are senior unsecured obligations of the Company and will rank equally with all unsecured and unsubordinated indebtedness of the Company. The Notes are not subject to any mandatory sinking fund. The Notes contain certain restrictions on the Company's ability to incur additional indebtedness. See "Description of the Notes."

  Each series of Notes will be represented by a single fully registered global note in book-entry form, without coupons (each a "Global Note"), registered in the name of The Depository Trust Company ("DTC") or its nominee. Beneficial interests in the Global Notes will be shown on, and transfers thereof will be effected only through, records maintained by DTC (with respect to beneficial interests of participants) or by participants or persons that hold interests through participants (with respect to beneficial interests of beneficial owners). Owners of beneficial interests in the Global Notes will be entitled to physical delivery of Notes in certificated form equal in principal amount to their respective beneficial interests only under the limited circumstances described under "Description of the Notes--Book-Entry System." Settlement of the Notes will be made in immediately available funds. The Notes will trade in DTC's Same-Day Funds Settlement System until maturity or earlier redemption, as the case may be, or until the Notes are issued in certificated form, and secondary market trading activity in the Notes will therefore settle in immediately available funds. All payments of principal and interest in respect of the Notes will be made by the Company in immediately available funds. See "Description of the Notes--Same-Day Settlement and Payment."

  SEE "RISK FACTORS" BEGINNING ON PAGE 4 OF THE ACCOMPANYING PROSPECTUS FOR A DISCUSSION OF CERTAIN FACTORS RELATING TO AN INVESTMENT IN THE NOTES.
                               ---------------

   THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
    AND EXCHANGE COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

=================================================================================================
                                                              Underwriting          Proceeds
                                            Price to          Discounts and            to
                                           Public (1)        Commissions (2)       Company (1)(3)
-------------------------------------------------------------------------------------------------
Per 2006 Note.........................       99.859%              0.600%             99.259%
-------------------------------------------------------------------------------------------------
Per 2008 Note.........................       99.764%              0.600%             99.164%
-------------------------------------------------------------------------------------------------
Per 2010 Note.........................       99.781%              0.600%             99.181%
-------------------------------------------------------------------------------------------------
Total.................................     $74,851,000          $450,000           $74,401,000
=================================================================================================

(1) Plus accrued interest, if any, from September 25, 1997.
(2) The Company has agreed to indemnify the Underwriter (as defined herein) against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(3) Before deducting expenses payable by the Company estimated at $222,000.
                               ---------------
  The Notes are offered by the Underwriter, subject to prior sale, when, as and if delivered to and accepted by it, and subject to approval of certain legal matters by counsel for the Underwriter. The Underwriter reserves the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the Notes will be made on or about September 25, 1997 through the book-entry facilities of DTC against payment therefor in immediately available funds.
                               ---------------
                           PAINEWEBBER INCORPORATED
                               ---------------
         THE DATE OF THIS PROSPECTUS SUPPLEMENT IS SEPTEMBER 22, 1997.

  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE NOTES. SPECIFICALLY, THE UNDERWRITER MAY OVERALLOT IN CONNECTION WITH THIS OFFERING OR MAY BID FOR, AND PURCHASE, THE NOTES IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               ----------------

  THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF
SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED, AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. THE COMPANY'S ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE SET FORTH IN SUCH FORWARD-LOOKING STATEMENTS. CERTAIN FACTORS THAT MIGHT CAUSE SUCH A DIFFERENCE ARE DISCUSSED IN THE SECTION ENTITLED "RISK FACTORS" STARTING ON PAGE 4 OF THE ACCOMPANYING PROSPECTUS. THE COMPANY CAUTIONS THE READER, HOWEVER, THAT THE FACTORS DISCUSSED IN THAT SECTION MAY NOT BE EXHAUSTIVE.

                         PROSPECTUS SUPPLEMENT SUMMARY

  The following summary is qualified in its entirety by, and should be read in conjunction with the more detailed information included elsewhere in this Prospectus Supplement and the accompanying Prospectus or incorporated herein or therein by reference. Unless the context otherwise requires, all references in this Prospectus Supplement to the "Company" or "Western" shall mean Western Investment Real Estate Trust and its subsidiaries on a consolidated basis.

                                  THE COMPANY

  Western is an owner and operator of grocery and drug store anchored neighborhood and community shopping centers located in Northern California and Northern Nevada. Founded in 1962, the Company is a self-administered and self-managed real estate investment trust ("REIT"), with acquisition, redevelopment, development, financing, property management and leasing capabilities. At June 30, 1997, the Company owned 45 retail properties, which generated approximately 92% of the Company's total revenue for the six months then ended. Additionally, the Company owned 9 commercial properties, 2 industrial properties, 23 unimproved pads and 22 acres of undeveloped land adjacent to two of its centers. As of such date, the Company's portfolio of approximately 4.8 million square feet of gross leasable area ("GLA") was approximately 93% leased. The average year-end occupancy for the Company's portfolio since 1992 has been approximately 92%. The weighted average age of the properties in the portfolio is approximately 13 years.

  The Company's operating strategy is to own and operate strategically located and well-maintained shopping centers that are anchored by supermarkets and drug stores. Neighborhood and community shopping centers with a diversified tenant mix offer the consumer basic goods and services. Consumer spending on basic goods and services generally is not adversely affected by economic cycles, thereby providing more consistent cash flow to the centers' tenants than certain other types of real estate investments which are highly dependent on discretionary spending. This operating strategy is designed to maximize the stability of future cash flows from the Company's tenants. The Company has historically maintained a conservative financial structure and intends to continue to do so in the future in order to maintain financial flexibility.

  The Company intends to acquire additional grocery and drug store anchored shopping centers that are strategically located and offer yields in excess of the Company's cost of capital. The Company also expects to expand existing properties through the development of adjacent land and pads currently within its portfolio. This type of development will enhance the existing centers and offer relatively attractive yields with limited risk, as the expansion space is typically leased prior to construction.

  The Company continually assesses its portfolio for possible dispositions of properties that no longer fit its investment criteria due to limited growth prospects, property type or other reasons. The total cost of the properties held for sale at June 30, 1997 aggregated less than 4% of the Company's Undepreciated Real Estate Assets (as herein defined).

  The Company's focus on neighborhood and community shopping centers in Northern California and Northern Nevada provides it with a high degree of market familiarity and promotes greater efficiencies in the Company's acquisition, property management and leasing activities. Such focus allows the Company to establish and maintain strong working relationships with major national and regional retailers that serve its markets. The Company's principal retail tenants include Food-4-Less, Nob Hill Foods, Pak N' Save, Raley's, Safeway, Save Mart, and Thrifty-PayLess.

  The Company believes the current economic environments of Northern California and Northern Nevada provide the Company with the opportunity to increase rental rates, to experience growth in percentage rents and to realize increased occupancy. To better track the economic prospects of the overall portfolio, the Company divides its geographic niche into five regional areas. During the period from 1990 to 1996, the weighted average population growth rate for the five regions was 9.8%, compared to a population growth rate for the United States of 6.7%. For the period from 1996 to 2005, the weighted average population growth rate for the five regions is estimated to be 19.4% compared to an estimated population growth rate of 9.1% for the United States.

  The Company has paid 133 consecutive quarterly cash dividends since it commenced real estate operations in 1964. The Company has elected to qualify as a REIT for Federal income tax purposes. Its Common Stock has been publicly traded on the American Stock Exchange since 1984 under the symbol "WIR." The Company's executive offices are located at 3450 California Street, San Francisco, California 94118, telephone (415) 929-0211.

                                 THE PROPERTIES

  As of June 30, 1997, the Company owned 45 neighborhood and community shopping centers and other retail properties with an average size of approximately 100,900 square feet of GLA. Fourteen of these properties are significant portions of larger, integrated shopping centers managed by the Company with an average GLA of approximately 224,000 square feet. The Company leases a substantial portion of its total GLA on a long-term, triple net basis. As of June 30, 1997, approximately 65% of the Company's total retail GLA was leased to anchor tenants of which 72% of the anchor tenant space was leased to grocery or drug store anchor tenants. Additionally, as of that date approximately 81% of the Company's Annualized Base Rent (as herein defined) was derived from national or regional retail tenants. The following tables set forth, as of June 30, 1997, certain information with respect to the Company's properties:

SHOPPING CENTER AND RETAIL--ANCHOR/NON-ANCHOR

                                                                     ANNUALIZED
                                              ANNUALIZED  PERCENTAGE BASE RENT
        TYPE OF             GLA    PERCENTAGE  BASE RENT      OF     PER LEASED
         TENANT           (SQUARE      OF        LEASED   ANNUALIZED   SQUARE
        SPACE(1)           FEET)      GLA       SPACE(2)  BASE RENT     FOOT
        --------         --------- ---------- ----------- ---------- ----------
Anchor.................. 2,938,810     65%    $19,750,000     52%      $ 6.72
Non-Anchor.............. 1,319,296     29%     18,310,000     48%       13.88
Unleased................   280,654      6%        --          --          --
                         ---------    ---     -----------    ---       ------
  Total or Weighted
   Average.............. 4,538,760    100%    $38,060,000    100%      $ 8.94

SHOPPING CENTER AND RETAIL--NATIONAL/REGIONAL/LOCAL

                                                                     ANNUALIZED
                                              ANNUALIZED  PERCENTAGE BASE RENT
        TYPE OF             GLA    PERCENTAGE  BASE RENT      OF     PER LEASED
         TENANT           (SQUARE      OF        LEASED   ANNUALIZED   SQUARE
        SPACE(3)           FEET)      GLA       SPACE(2)  BASE RENT     FOOT
        --------         --------- ---------- ----------- ---------- ----------
National................ 1,859,184     41%    $16,233,000     43%      $ 8.73
Regional................ 1,810,661     40%     14,546,000     38%        8.03
Local...................   588,261     13%      7,281,000     19%       12.38
Unleased................   280,654      6%        --          --          --
                         ---------    ---     -----------    ---       ------
  Total or Weighted
   Average.............. 4,538,760    100%    $38,060,000    100%      $ 8.94

ALL PROPERTIES

                                                                     ANNUALIZED
                                              ANNUALIZED  PERCENTAGE BASE RENT
                            GLA    PERCENTAGE  BASE RENT      OF     PER LEASED
        PROPERTY          (SQUARE      OF        LEASED   ANNUALIZED   SQUARE
          TYPE             FEET)      GLA       SPACE(2)  BASE RENT     FOOT
        --------         --------- ---------- ----------- ---------- ----------
Shopping Center and
 Retail................. 4,538,760     95%    $38,060,000     93%      $ 8.94
Commercial..............   177,371      4%      2,528,000      6%       18.70
Industrial..............    78,322      1%        443,000      1%        7.64
                         ---------    ---     -----------    ---       ------
  Total or Weighted
   Average.............. 4,794,453    100%    $41,031,000    100%      $ 9.22

--------
(1) Tenants leasing 10,000 square feet or more are defined as "Anchor" tenants.

(2) "Annualized Base Rent" represents the annualized minimum monthly rent in effect as of June 30, 1997.

(3) "National" tenants are tenants with locations in multiple states. "Regional" tenants are tenants with three or more locations in one state, and "Local" tenants are tenants with fewer than three locations within a state.

                                  THE OFFERING

  All capitalized terms used herein and not defined herein have the meanings provided in the Indenture (as defined herein) or under "Description of the Notes."

Securities Offered..........  $25,000,000 aggregate principal amount of 7.10%
                              Senior Notes due 2006 (the "2006 Notes"),
                              $25,000,000 aggregate principal amount of 7.20% Senior Notes due 2008 (the "2008 Notes") and $25,000,000 aggregate principal amount of 7.30% Senior Notes due 2010 (the "2010 Notes") (collectively the "Notes").

Maturity....................  The 2006 Notes will mature on September 15, 2006, the 2008 Notes will mature on September 15, 2008 and the 2010 Notes will mature on September 15, 2010.

Interest Payment Dates......  Interest on the Notes is payable semi-annually in arrears on March 15 and September 15, commencing March 15, 1998.

Ranking.....................  The Notes will be senior unsecured obligations of the Company and will rank equally with the Company's other unsecured and unsubordinated indebtedness.

Use of Proceeds.............  The Company will use a portion of the net proceeds from this Offering to redeem its Convertible Debentures which have an interest rate of 8.0% and, as of June 30, 1997, had a principal balance of approximately $60.5 million. The remaining proceeds will be used for general corporate purposes. See "Use of Proceeds."

Limitation on Incurrence of   The Notes contain various covenants including the
Debt........................  following:

                              Neither the Company nor any Subsidiary may incur any Debt if, after giving effect thereto, the aggregate principal amount of all outstanding Debt of the Company and its Subsidiaries on a consolidated basis is greater than 60% of the sum of (i) the Total

                               Assets of the Company and its Subsidiaries as of the end of the most recent calendar quarter,
                               (ii) the purchase price of any real estate assets or mortgages receivable acquired by the Company and its Subsidiaries since the end of the most recent calendar quarter, and (iii) the amount of any securities offering proceeds received (to the extent that such proceeds were not used to acquire real estate assets or mortgages receivable or used to reduce Debt) by the Company or any Subsidiary since the end of such calendar quarter, including those proceeds obtained in connection with the incurrence of such additional Debt.

                               Neither the Company nor any Subsidiary may incur any Debt secured by any mortgage or other lien upon any of the property of the Company or any Subsidiary if, after giving effect thereto, the aggregate principal amount of all outstanding Debt of the Company and its Subsidiaries on a consolidated basis which is secured by any mortgage or other lien on the property of the Company or any Subsidiary is greater than 40% of the sum of (i) the Total Assets of the Company and its Subsidiaries as of the end of the most recent calendar quarter,
                               (ii) the purchase price of any real estate assets or mortgages receivable acquired by the Company and its Subsidiaries since the end of the most recent calendar quarter, and (iii) the amount of any securities offering proceeds received (to the extent that such proceeds were not used to acquire real estate assets or mortgages receivable or used to reduce Debt), by the Company or any Subsidiary since the end of such calendar quarter, including those proceeds obtained in connection with the incurrence of such additional Debt.

                               The Company and its Subsidiaries must at all times own Total Unencumbered Assets greater than 150% of the aggregate outstanding principal amount of the Unsecured Debt of the Company and its Subsidiaries on a consolidated basis.

                               Neither the Company nor any Subsidiary may incur any Debt if, after giving effect thereto, the ratio of Consolidated Income Available for Debt Service to the Debt Service Charge for the four consecutive fiscal quarters most recently ended prior to the date on which such additional Debt is to be incurred shall have been less than 1.5:1 on a pro forma basis after giving effect to certain assumptions.

                               The foregoing covenants do not restrict the Company from refinancing existing Debt, provided that the outstanding principal amount of such Debt is not increased.

 Optional Redemption.........  The Notes are redeemable at any time at the option of the Company, in whole or in part, at a redemption price equal to the sum of (i) the principal amount of the Notes being redeemed plus accrued interest to the redemption date, and (ii) the Make-Whole Amount, if any. See "Description of the Notes--Optional Redemption."

                            BUSINESS AND PROPERTIES

  Western is an owner and operator of grocery and drug store anchored neighborhood and community shopping centers located in Northern California and Northern Nevada. Founded in 1962, the Company is a self-administered and self-managed real estate investment trust ("REIT"), with acquisition, redevelopment, development, financing, property management and leasing capabilities. At June 30, 1997, the Company owned 45 retail properties, which generated 92% of the Company's total revenue for the six months then ended. Additionally, the Company owned 9 commercial properties, 2 industrial properties, 23 unimproved pads and 22 acres of undeveloped land adjacent to two of its centers. As of June 30, 1997, the Company's portfolio of approximately 4.8 million square feet of GLA was approximately 93% leased. The average year-end occupancy for the Company's portfolio since 1992 has been approximately 92%. The weighted average age of the properties in the portfolio is approximately 13 years.

OPERATING STRATEGY

 Overview

  The Company's operating strategy is to own and operate strategically located and well-maintained shopping centers that are anchored by supermarkets and drug stores. Neighborhood and community shopping centers with a diversified tenant mix offer basic goods and services. Consumer spending on basic goods and services generally is not adversely affected by economic cycles, thereby providing more consistent cash flow to the centers' tenants than certain other types of real estate investments which are highly dependent on discretionary spending.

  The Company believes that its tenant mix is attractive in that (i) its anchor space is leased primarily to retailers providing day-to-day necessities, (ii) its non-anchor tenants are diverse, and (iii) its exposure to the higher risk retail categories is limited. The Company believes that optimizing its tenant mix to reflect the needs of the community served is crucial to the success of a retail center. Approximately 65% of its retail space is leased by anchor tenants and the remaining space is leased to other retail and service businesses, such as restaurants and other food providers, home accessories retailers, and professional and financial service businesses.

           ANCHOR TENANT MIX                    NON-ANCHOR TENANT MIX

              [PIE CHART]                            [PIE CHART]


--------
(1) 54% of the Company's grocery store tenants include a pharmacy department.

 Acquisitions

  The Company intends to acquire additional grocery and drug store anchored shopping centers in its markets at yields exceeding its cost of capital. The Company's strategy is to acquire investments below replacement cost to which it can add value through its leasing and management capabilities. The Company looks for neighborhood and community shopping centers located in affordable, high-growth bedroom communities and commuter towns. Additionally, the Company looks for retail properties in areas that have attractive trade area demographics and high barriers to entry for competing retail properties. Management believes that there are currently acquisition opportunities that meet its requirements in terms of type and quality of property, strategic location and investment yield. The Company is currently under contract on an approximately 70,000 square foot grocery anchored neighborhood shopping center in Novato, California with a purchase price of approximately $4.5 million.

 Expansion

  The Company expects to expand existing properties through the development of adjacent land and pads within its portfolio. This type of development enhances the existing centers and offers attractive yields with limited risk, as the expansion space is typically leased prior to construction. The Company owns 23 unimproved pads located within its shopping centers that are available for development and leasing or sale. Additionally, the Company owns a total of 22 acres of undeveloped land: 12 acres adjacent to its North Hills Shopping Center and 10 acres adjacent to its Elko Shopping Center, both of which are located in Nevada.

 Dispositions

  The Company continually assesses its portfolio for possible dispositions of properties that no longer fit its investment criteria due to limited growth prospects, property type or other reasons. The total cost of the properties held for sale at June 30, 1997 aggregated less than 4% of the Undepreciated Real Estate Assets of the Company.

  In August 1997, the Company sold the Carpeteria retail property in Concord, California. The Company has entered into a contract to sell its San Antonio Center in Mountain View, California and has entered into letters of intent to sell its Lucky Store in El Cerrito, California and the Acapulco Y Los Arcos restaurant in Fresno, California. The Company is marketing the following properties for sale: the Dodge Center in Fallon, Nevada; the Viking Freight Systems industrial property in Santa Clara, California; the Old Dominion, Inc. industrial property in Commerce City, Colorado; and the Coast Federal Savings Bank commercial property in Salinas, California.

 Economic Outlook

  The Company's properties are principally located in Northern California and Northern Nevada. To better track the economic prospects of the overall portfolio, the Company divides its geographic niche into five regional areas. The chart below shows the distribution of the Company's properties in the five regional areas by minimum rent.



                [REGIONAL AREA PROPERTY DISTRIBUTION PIE CHART]



--------
(1) The counties of the Greater Sacramento/Sierra Foothills region are Butte, Plumas, Sierra, Yuba, Sutter, Colusa, Yolo, Sacramento, El Dorado, Placer and Nevada. The counties of the Greater San Francisco/Central Coastal region are Sonoma, Napa, Marin, Solano, Contra Costa, Alameda, Santa Clara, San Francisco, San Mateo, Santa Cruz, San Benito, Monterey, San Luis Obispo, and Santa Barbara. The counties of the Fresno/Central Valley region are Amador, San Joaquin, Stanislaus, Calaveras, Tuolumne, Mariposa, Merced, Madera, Fresno, Kings, Tulare and Kern. The counties of the Northern Nevada region are Carson City, Washoe, Humboldt, Elko, Pershing, Lander, Eureka, White Pine, Churchill, Lyon, Storey and Douglas. The counties of the Northern California Coastal Region are Del Norte, Siskiyou, Humboldt, Trinity, Mendocino, Lake, Glenn, Tehama, and Shasta.

  Each of the five regional areas has experienced population growth during the period 1990 to 1996. Based on data provided by the Center for Continuing Study of the California Economy (the "CSCE") or the Nevada State Data Center during the 1990 to 1996 period, population growth in the counties comprising each of the five designated regional areas was as follows: 10.3% for the Greater Sacramento/Sierra Foothills region, 7.5% for the Greater San Francisco/Central Coastal region, 13.8% for the Fresno/Central Valley region, 24.1% for the Northern Nevada region and 7.4% for the Northern California Coastal region. According to the U.S. Bureau of Labor Statistics, the overall population growth from 1990 to 1996 in the United States was approximately 6.7%.

  For the ten-year period of 1996 through 2005, the CSCE (or the Nevada Department of Taxation and State Demography) expects that the population will grow 24.3% in the Greater Sacramento/Sierra Foothills region, 13.3% for the Greater San Francisco/Central Coastal region, 31.6% for the Fresno/Central Valley region, 13.9% for the Northern Nevada region and 20.1% for the Northern California Coastal region. The U.S. Bureau of Labor Statistics projects that the population growth for the United States for the same period will be 9.1%.

 Conservative Financial Structure

  It is the Company's policy to maintain a conservative financial structure in order to preserve financial flexibility. It is the Company's belief that the combination of its operating strategy and a conservative financial structure will produce consistent results and long-term growth and stability for the Company. As of June 30, 1997:

  .  There was no secured debt.
  .  Percentage of Debt to Total Assets was 35%.
  . Ratio of Consolidated Income Available for Debt Service to Debt Service Charge was 3.0x.
  .  Ratio of Unencumbered Assets to Unsecured Debt was 2.8x.

For a description of each percentage or ratio, see "Description of the Notes-- Certain Covenants."

 Interest Rate Reduction and Extension of Line of Credit

  In August 1997, the Company successfully negotiated a reduction of the interest rate on its unsecured line of credit. The $45 million credit facility now provides for an interest rate calculated at LIBOR plus 1.22%, which represents a reduction of 38 basis points from the previous rate of LIBOR plus 1.60%. This rate is subject to change based on the Company's debt rating with Standard & Poor's. Additionally, the term of the credit facility was extended to June 30, 2000.

 Payoff of Convertible Debentures

  The Company will use a portion of the net proceeds of the Offering to redeem its 8.0% Convertible Debentures (the "Convertible Debentures"), due in 2008. The Convertible Debentures were issued in August 1988 and are convertible prior to maturity, unless previously redeemed. As of June 30, 1997, the principal balance outstanding on the Convertible Debentures was approximately $60.5 million. The Company expects the refinancing to result in lower interest cost and a simplified capital structure. Additionally, the Company believes that the multiple tranche maturities of the Notes will enable it to better manage refinancing risk.

PROPERTIES

 Overview

  No single property accounted for more than 4.5% of total revenues in 1996. The Company's portfolio of 56 properties at June 30, 1997 is summarized as follows:

                                                                          ANNUALIZED  PERCENTAGE
                                             LAND       GLA    PERCENTAGE  BASE RENT      OF
                               NUMBER OF    (SQUARE   (SQUARE      OF       LEASED    ANNUALIZED
PROPERTY TYPE(1)         STATE PROPERTIES    FEET)     FEET)      GLA       SPACE(2)  BASE RENT
----------------         ----- ---------- ---------- --------- ---------- ----------- ----------
Shopping Center
 and Retail.............   CA      38     15,821,168 3,865,616     81%    $32,954,000     80%
                           NV       7      4,026,117   673,144     14%      5,106,000     13%
                                  ---     ---------- ---------    ---     -----------    ---
                                   45     19,847,285 4,538,760     95%     38,060,000     93%
Commercial..............   CA       9        627,169   177,371      4%      2,528,000      6%
                                  ---     ---------- ---------    ---     -----------    ---
Industrial..............   CA       1        274,311    58,022      1%        443,000      1%
                           CO       1        162,500    20,300      0%            --       0%
                                  ---     ---------- ---------    ---     -----------    ---
                                    2        436,811    78,322      1%        443,000      1%
                                  ---     ---------- ---------    ---     -----------    ---
  Total.................           56     20,911,265 4,794,453    100%    $41,031,000    100%
                                  ===     ========== =========    ===     ===========    ===

--------
(1) The Company owns 23 unimproved pads located within or adjacent to the property lines of its shopping centers that are available for development and leasing or sale. Additionally, the Company owns a total of 22 acres of undeveloped land: 12 acres adjacent to its North Hills Shopping Center and 10 acres adjacent to its Elko Shopping Center, both of which are located in Nevada.
(2) "Annualized Base Rent" represents the annualized minimum monthly rent in effect as of June 30, 1997.

  Additional information for the properties as of June 30, 1997, is as follows:

                          NUMBER OF   AMOUNT OF     PERCENTAGE OF  OCCUPANCY WEIGHTED AVERAGE
     PROPERTY TYPE       INVESTMENTS INVESTMENT(1) AMOUNT INVESTED  RATE(2)  AGE (IN YEARS)(3)
     -------------       ----------- ------------  --------------- --------- -----------------
Shopping Center and
 Retail.................      45     $372,038,000         93%          94%         12.9
Commercial..............       9       26,507,000          6%          76%         22.5
Industrial..............       2        2,885,000          1%          74%         16.4
                             ---     ------------        ---          ---          ----
  Total/Weighted
   Average..............      56     $401,430,000        100%          93%         13.3
                             ===     ============        ===          ===          ====

--------
(1) Reflects the original cost plus capital improvements, before depreciation and amortization.
(2) Once a space is subject to an executed lease, the space is then included in occupied space. A space continues to be incorporated in the Company's occupied space until: (1) the related lease expires and the tenant is no longer in legal possession, or (2) the related lease is legally terminated and the tenant is no longer in legal possession.
(3) This calculation is weighted by GLA and is based on the original construction date of the property. As such, any expansion or renovation occurring subsequent to the original construction date is not reflected in this calculation.

 Major Tenants

  The following table summarizes information on the Company's ten most significant tenants as of June 30, 1997:

                                       PERCENTAGE OF
                             NUMBER OF  ANNUALIZED    COMPANY GLA  PERCENTAGE OF
            TENANT            STORES     BASE RENT   (SQUARE FEET)  COMPANY GLA
            ------           --------- ------------- ------------- -------------
    1. Raley's..............     19          19%       1,093,494         23%
    2. Coast Federal
        Savings Bank........      6           5%          76,193          2%
    3. Save Mart............      7           4%         243,578          5%
    4. Thrifty-PayLess
        (Rite Aid)..........     10           3%         242,056          5%
    5. Food-4-Less (Fleming
        Foods)..............      3           3%         142,625          3%
    6. Safeway/Pak 'N Save..      3           3%         140,883          3%
    7. Nob Hill Foods.......      3           2%         111,933          2%
    8. Ross Dress for Less..      3           2%          75,928          2%
    9. Round Table Pizza....     13           2%          39,728          1%
   10. Scolari's
        Supermarkets........      1           1%          50,451          1%
                                            ---        ---------        ---
       Total................                 44%       2,216,869         47%
                                            ===        =========        ===

  At June 30, 1997, Raley's, a grocery and drug retailer, the Company's most significant tenant in terms of GLA and percentage of Annualized Base Rent, was a lessee in 19 of the Company's properties and accounted for 19% of the Company's Annualized Base Rent. Raley's is a privately owned company, and currently operates 87 stores in Northern California and Nevada. The Raley's organization has released information indicating that its sales totalled approximately $2.0 billion in its most recently reported fiscal year ended June 28, 1997. The Company receives audited financial statements annually from Raley's and uses them to monitor Raley's financial position and results of operations. Additionally, the Company provides Raley's audited financial statements to Moody's Investors Service and Standard & Poor's, the Company's rating agencies, for review.

 Leasing Policies

  The Company's leases with its tenants are for varying lengths and provide different mechanisms for increasing rents over the term of the lease based on the type of tenant. Virtually all of the Company's existing leases include at least one of the following provisions for payment of additional rent: (i) scheduled fixed increases, (ii) percentage rent based on tenants' gross sales, or (iii) CPI-based escalation clauses. The shopping center anchor tenant leases generally have initial terms of 10 to 25 years and provide for percentage rents, through which the Company receives a portion of the tenants' gross sales above a specified amount. The sales level at which percentage rents become payable generally is not achieved before seven years of successful operation by the tenant. Leases for smaller retail tenants generally have shorter terms of three to five years and include provisions for fixed rate increases. Leases for commercial and industrial tenants are of varying terms and generally include CPI based escalation clauses. The Company receives sales and other information on a monthly, quarterly or annual basis from its retail tenants, including Raley's, under leases which provide for such reports. The Company uses this information to monitor the payment of percentage rents where leases so provide. The Company recognized $649,000 and $559,000 of percentage rents during 1996 and 1995, respectively.

  Substantially all of the Company's leases are negotiated on a triple net basis, with the tenants being responsible for most operating expenses, such as real estate taxes, certain types of insurance, utilities and normal repairs and maintenance. In some cases, the tenant's obligation to pay these expenses is subject to negotiated caps for certain expenses. Property expenses not paid by tenants are paid by the Company.

  Most of the Company's leases require the tenant to be responsible for, or reimburse the Company for, liability and casualty insurance coverage on the properties. The Company maintains casualty and umbrella liability insurance on all of its properties and monitors tenant compliance with liability and casualty insurance coverage requirements. While the Company believes its properties are adequately insured, the Company does not carry earthquake, flood or pollution coverage. However, most major anchor tenants are required to rebuild or repair their leased premises if damaged or destroyed, regardless of the cause. Most of the Company's properties are located in areas of California and Nevada where earthquakes have been known to occur. In the event of a major earthquake, Company properties could suffer substantial damage or destruction. Since it commenced real estate operations in 1964, the Company has not incurred any material expense nor, to its knowledge, have any of its properties incurred any material damage from earthquakes or floods.

 Properties

  The following table sets forth certain information with respect to the Company's portfolio of properties as of June 30, 1997:

                                                                     MAJOR TENANTS
                                                              ---------------------------
                                     GLA              YEAR                          GLA
                            DATE   (SQUARE PERCENT COMPLETED/                     (SQUARE
        DESCRIPTION       ACQUIRED  FEET)  LEASED  REMODELED        TENANT         FEET)
        -----------       -------- ------- ------- ---------- ------------------- -------
SHOPPING CENTER/RETAIL
 CALIFORNIA
Anderson, CA
 Anderson Square........    1987    67,480    92%     1979    Hardware Express    10,000
                                                              J.J. Newberry's     15,000
                                                              Thrifty-PayLess     16,520
Angels Camp, CA
 Angel's Camp Town
  Center................    1985    70,323    99%     1986    Save Mart           30,112
                                                              Thrifty-PayLess     19,120
Chico, CA
 Skypark Plaza Shopping
  Center................    1988   176,477    95%     1985    Joann Fabrics       20,664
                                                              Raley's             61,046
                                                              Ross Dress For Less 26,428
Coalinga, CA
 Coalinga Shopping
  Center................    1987    87,020    95%     1977    Save Mart           38,120
                                                              Thrifty-PayLess     16,520
Colma, CA
 Serra Center (30%
  interest)(1)..........    1973    94,461   100%     1972    Beverages & More!   18,000
                                                              Drug Barn           23,000
                                                              Target              25,922
Concord, CA
  Carpeteria(2).........    1969    24,000  100%      1963    Carpeteria          24,000

                                                                                 MAJOR TENANTS
                                                                        --------------------------------
                                            GLA              YEAR                                  GLA
                                   DATE   (SQUARE PERCENT COMPLETED/                             (SQUARE
         DESCRIPTION             ACQUIRED  FEET)  LEASED  REMODELED              TENANT           FEET)
         -----------             -------- ------- ------- ----------    ------------------------ -------
Dinuba, CA
 Mercantile Row Shopping
  Center.......................    1990    98,520   97%        1990     Save Mart                 35,724
                                                                        Thrifty-PayLess           31,456
El Cerrito, CA
 Lucky (3).....................    1964    34,400  100%   1964/1983(4)  Lucky                     34,400
Elk Grove, CA
 Laguna 99 Shopping Center.....    1994    89,600   98%        1993     Pak 'N Save               59,103
Fair Oaks, CA
 Northridge Shopping Center....    1994    97,331   95%   1958/1986(4)  Raley's                   59,231
Folsom, CA
 Commonwealth Square Shopping
  Center.......................    1990   141,288   96%        1988     Raley's                   60,114
Fresno, CA
 Victorian Walk Shopping
  Center.......................    1988   102,581   98%        1988     Save Mart                 35,724
                                                                        Thrifty-PayLess           31,472
Fresno, CA
 Acapulco Y Los Arcos(3).......    1972     8,360  100%        1972     Acapulco Y Los Arcos       8,360
Granite Bay, CA
 Country Gables Shopping
  Center.......................    1991   140,033   92%        1988     Raley's                   60,114
Grass Valley, CA
 Pinecreek Shopping Center
  (50% interest)(5)............    1989   213,218   93%        1988     Courthouse Athletic Club  12,567
                                                                        Fashion Bug               12,000
                                                                        J.C. Penney               37,842
                                                                        Raley's                   60,114
                                                                        Sports Fever              10,420
Gridley, CA
 Heritage Oak Shopping Center..    1987   102,555   80%        1981     Kim Kel Home Center       15,000
                                                                        Safeway Stores, Inc.      23,690
                                                                        Thrifty-PayLess           17,640
Hanford, CA
 Centennial Plaza Shopping
  Center.......................    1994   127,870  100%        1991     Food 4 Less               49,950
                                                                        Joann Fabrics             16,173
                                                                        Pep Boys                  17,627
Hollister, CA
 Nob Hill General Stores.......    1994    44,420  100%        1994     Nob Hill Foods            44,420
Livermore, CA
 Plaza 580 Shopping Center.....    1994   104,586   91%        1993     Big 5 Sporting Goods      10,000
                                                                        Richard Crafts            12,061
                                                                        Ross Dress For Less       24,000
Los Banos, CA
 Canal Farms Shopping Center...    1986   110,535   99%        1988     Save Mart                 38,234
                                                                        Thrifty-PayLess           31,472
Manteca, CA
 Mission Ridge Shopping
  Center.......................    1994    96,281   93%        1993     Big 5 Sporting Goods      10,000
                                                                        Pak 'N Save               58,090
Mountain View, CA
 San Antonio Center (3)........    1965    45,500  100%   1959/1990(4)  Beverages & More!         17,000
                                                                        Ross Dress For Less       25,500
Napa, CA
 Kmart.........................    1966   103,284  100%        1964     Kmart                    103,284
Newman, CA
 Nob Hill General Stores.......    1995    41,013  100%        1995     Nob Hill Foods            41,013
Oroville, CA
 Currier Square Shopping
  Center.......................    1989   134,702   94%   1969/1989(4)  Raley's                   59,885
                                                                        Woolworth                 41,100

                                                                      MAJOR TENANTS
                                                                -------------------------
                                     GLA               YEAR                         GLA
                            DATE   (SQUARE PERCENT  COMPLETED/                    (SQUARE
        DESCRIPTION       ACQUIRED  FEET)  LEASED   REMODELED        TENANT        FEET)
        -----------       -------- ------- ------- ------------ ----------------- -------
Porterville, CA
 Eastridge Plaza
  Shopping Center.......    1985    81,010   83%       1985     Save Mart         32,400
                                                                Thrifty-PayLess   19,120
Red Bluff, CA
 Belle Mill Landing.....    1987   119,888   93%       1982     Food 4 Less       42,725
                                                                Thrifty-PayLess   28,710
Redding, CA
 Cobblestone Shopping
  Center................    1988   122,091   86%       1984     Raley's           60,000
Sacramento, CA
 Elverta Crossing
  Shopping Center.......    1990   119,998   86%       1991     Food 4 Less       49,950
                                                                Price Less Drugs  20,000
Sacramento, CA
 Kmart Center...........    1986   132,630   89%       1964     Kmart             96,349
Suisun, CA
 Heritage Park Shopping
  Center................    1990   162,999   92%       1989     Ace Hardware      16,097
                                                                Playland          10,662
                                                                Raley's           60,114
Tulare, CA
 Heritage Place Shopping
  Center................    1987   119,412   94%       1986     J.J. Newberry's   14,280
                                                                Save Mart         33,264
                                                                Thrifty-PayLess   30,026
Turlock, CA
 Blossom Valley Plaza...    1990   111,657   96%       1988     House of Fabrics  10,625
                                                                Raley's           60,114
Ukiah, CA
 Ukiah Crossroads
  Shopping Center.......    1989   110,565   88%       1986     Raley's           61,046
Vallejo, CA
 Park Place Shopping
  Center................    1990   150,809   96%       1987     24 Hr. Fitness    22,000
                                                                New York Fabrics  11,200
                                                                Raley's           60,114
Watsonville, CA
 Nob Hill General
  Stores................    1982    26,500  100%       1982     Nob Hill Foods    26,500
Yreka, CA
 Yreka Junction.........    1990   117,860   97%       1984     98c Clearance     10,350
                                                                J.C. Penny        22,204
                                                                Raley's           60,000
Yuba City, CA
 Raley's Shopping
  Center................    1986   134,359   95%       1963     Raley's           61,842
                                                                Toys 'R' Us, Inc. 31,842
NEVADA
Carson City, NV
 Eagle Station Shopping
  Center................    1989   114,258   88%       1982     Raley's           59,018
Elko, NV
 Elko Junction Shopping
  Center................    1988   169,754   90%   1986/1996(4) Raley's           61,000
                                                                Builder's Mart    46,700
Fallon, NV
 Dodge Center (3).......    1977    52,296  100%       1976     J.C. Penney       23,051
                                                                The Hub           22,000
Fallon, NV
 Raley's Supermarket....    1991    60,114  100%       1991     Raley's           60,114
Reno, NV
 Caughlin Ranch Shopping
  Center................    1990   107,596   99%       1990     Scolari's         50,451

                                                                              MAJOR TENANTS
                                                                  -------------------------------------
                                      GLA                YEAR                                    GLA
                            DATE    (SQUARE  PERCENT  COMPLETED/                               (SQUARE
        DESCRIPTION       ACQUIRED   FEET)   LEASED   REMODELED             TENANT              FEET)
        -----------       -------- --------- ------- ------------ --------------------------- ---------
Reno, NV
 North Hills Shopping
  Center................    1988     103,702   90%       1986     Raley's                        61,046
Winnemucca, NV
 West Town..............    1978      65,424  100%       1978     Raley's                        63,024
                                   ---------                                                  ---------
TOTAL SHOPPING
 CENTER/RETAIL..........           4,538,760                                                  2,947,170
                                   =========                                                  =========
INDUSTRIAL
CALIFORNIA
Santa Clara, CA
 Viking Freight
  Systems(3)............    1978      58,022  100%       1978     Viking Freight Systems         58,022
COLORADO
Commerce City, CO (3)...    1984      20,300    0%       1984     Available(6)                      N/A
                                   ---------                                                  ---------
TOTAL INDUSTRIAL........              78,322                                                     58,022
                                   =========                                                  =========
COMMERCIAL
CALIFORNIA
Cupertino, CA
 Coast Federal Savings
  Bank..................    1985       6,495  100%       1980     Coast Federal Savings Bank      6,495
Milpitas, CA
 Heald Business College.    1987      47,150  100%       1987     Heald Business College         47,150
Monterey, CA
 Coast Federal Savings
  Bank..................    1985      18,968  100%       1963     Coast Federal Savings Bank     18,968
Petaluma, CA
 Redwood II.............    1989      42,136    0%       1985     Available                         N/A
Salinas, CA
 Coast Federal Savings
  Bank (3)..............    1986      18,253  100%       1937     Coast Federal Savings Bank     18,253
San Francisco, CA
 3450 California St.....    1987      11,892  100%   1957/1987(4) California Advanced Imaging     7,115
San Francisco, CA
 Coast Federal Savings
  Bank (Market St.).....    1986      12,700  100%       1964     Coast Federal Savings Bank     12,700
San Francisco, CA
 Coast Federal Savings
  Bank (Taraval Street).    1985      13,350  100%       1975     Coast Federal Savings Bank     13,350
Santa Cruz, CA
 Coast Federal Savings
  Bank..................    1986       6,427  100%       1980     Coast Federal Savings Bank      6,427
                                   ---------                                                  ---------
TOTAL COMMERCIAL........             177,371                                                    130,458
                                   ---------                                                  ---------
TOTAL ALL PROPERTIES....           4,794,453                                                  3,135,650
                                   =========                                                  =========

--------
(1) Serra Center is encumbered by a deed of trust relating to a promissory note under which the 70% co-owner is the borrower. The Company has no payment obligation under the promissory note.

(2) This property was sold on August 1, 1997.

(3) This property is currently held for sale.

(4) Date of significant renovation to a substantial portion of the property.

(5) Pinecreek is encumbered by a deed of trust relating to a promissory note under which the 50% co-owner is the borrower. The Company has no payment obligation under the promissory note.

(6) This property was leased to Old Dominion, Inc. on July 15, 1997.

 Lease Expirations for All Properties

  The following tables set forth information with respect to anchor and non-anchor tenant lease expirations as of June 30, 1997:

                                ANCHOR TENANTS

                                                   PERCENTAGE OF  ANNUALIZED BASE  AVERAGE BASE
                         NUMBER OF       GROSS      TOTAL LEASED    RENT UNDER       RENT PER
LEASE YEAR                 LEASES    LEASABLE AREA GROSS LEASABLE     EXPIRING    SQUARE FOOT OF
EXPIRATION               EXPIRING(1)   EXPIRING    AREA EXPIRING     LEASES(2)    LEASES EXPIRING
----------               ----------  ------------- -------------- --------------- ---------------
1997....................      1           11,200         0.3%       $    80,640       $ 7.20
1998....................      3           67,859         1.5%           393,840         5.80
1999....................      2          113,704         2.6%           413,496         3.64
2000....................      7          117,912         2.6%         1,388,472        11.78
2001....................      5          170,102         3.8%           959,052         5.64
2002....................      5          108,010         2.4%           381,324         3.53
2003....................      9          223,881         5.0%         1,706,424         7.62
2004....................      3           54,207         1.2%           403,224         7.44
2005....................      3           88,578         2.0%           669,876         7.56
2006....................      5          222,831         5.0%         1,650,768         7.41
2007....................      1           20,664         0.5%           116,544         5.64
Thereafter..............     46        1,908,305        42.9%        14,490,502         7.59
                            ---        ---------        ----        -----------       ------
  Total Anchor Leases...     90        3,107,253        69.8%       $22,654,162       $ 7.29

                              NON-ANCHOR TENANTS

                                       GROSS      PERCENTAGE OF  ANNUALIZED BASE  AVERAGE BASE
                         NUMBER OF   LEASABLE      TOTAL LEASED    RENT UNDER       RENT PER
LEASE YEAR                 LEASES      AREA       GROSS LEASABLE     EXPIRING    SQUARE FOOT OF
EXPIRATION               EXPIRING(1) EXPIRING     AREA EXPIRING     LEASES(2)    LEASES EXPIRING
----------               ----------  ---------    -------------- --------------- ---------------
Month-to-month..........     47         85,207          1.9%       $   981,933       $11.52
1997....................     27         47,917          1.1%           642,982        13.42
1998....................    130        224,499          5.0%         3,310,724        14.75
1999....................    109        233,498          5.2%         2,877,377        12.32
2000....................     85        169,237          3.8%         2,504,483        14.80
2001....................     53        111,086          2.5%         1,589,958        14.31
2002....................     46        128,799          2.9%         2,011,269        15.62
2003....................     19         78,284          1.8%         1,242,825        15.88
2004....................     12         37,080          0.8%           581,655        15.69
2005....................     10         47,630          1.1%           652,512        13.70
2006....................      4         17,714          0.4%           306,804        17.32
2007....................     13         43,120          1.0%           936,228        21.71
Thereafter..............     33        120,039          2.7%         2,374,410        19.78
                            ---      ---------        -----        -----------       ------
  Total Non-Anchor
   Leases...............    588      1,344,110         30.2%       $20,013,160       $14.89
                            ---      ---------        -----        -----------       ------
  All Leases............    678      4,451,363(3)     100.0%       $42,667,322       $ 9.59

--------
(1) Does not reflect extension options granted to certain tenants.

(2) Annualized Base Rent at lease expiration.

(3) Total does not include 343,090 square feet GLA of unleased space (280,654 square feet GLA of shopping center and retail; 42,136 square feet GLA of commercial and 20,300 square feet GLA of industrial).

                     SELECTED CONSOLIDATED FINANCIAL DATA

  The following table sets forth selected consolidated financial data for the Company and is qualified by, and should be read in conjunction with, the information included under "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the "Consolidated Financial Statements" included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996, and in the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997 incorporated herein by reference. In the opinion of Management, the consolidated historical financial information of the Company for the six months ended June 30, 1997 and 1996 includes all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the information set forth herein. See "Available Information" and "Incorporation of Certain Documents by Reference" in the accompanying Prospectus.

                                                               AS OF AND FOR THE SIX
                                AS OF AND FOR THE YEARS               MONTHS
                                  ENDED DECEMBER 31,              ENDED JUNE 30,
                          ----------------------------------- -----------------------
                             1996        1995        1994        1997        1996
                          ----------- ----------- ----------- ----------- -----------
                           (IN THOUSANDS, EXCEPT FOR PER SHARE, PERCENTAGE AND RATIO
                                                     DATA)
OPERATING DATA
Revenues
  Minimum rents.........  $    38,241 $    37,641 $    34,100 $    18,940 $    19,136
  Percentage rents......          649         559         537         327         340
  Operating Expense
   Recoveries from
   Tenants..............        7,355       6,821       6,083       3,478       3,312
  Other income..........          756         584       2,017         312         409
                          ----------- ----------- ----------- ----------- -----------
Total Revenues..........       47,001      45,605      42,737      23,057      23,197
                          ----------- ----------- ----------- ----------- -----------
Expenses:
  Interest..............       11,289      11,537      10,063       5,677       5,660
  Property operating
   costs................        8,933       8,310       7,411       4,191       4,039
  Depreciation and
   amortization.........       11,264      10,893       9,879       5,500       5,567
  Other operating
   expenses.............        2,693       2,917       2,967       1,102       1,339
  General and
   administrative.......        1,706       1,691       1,510         921         939
                          ----------- ----------- ----------- ----------- -----------
Total expenses..........       35,885      35,348      31,830      17,391      17,544
                          ----------- ----------- ----------- ----------- -----------
Income from operations..       11,116      10,257      10,907       5,666       5,653
                          ----------- ----------- ----------- ----------- -----------
Provision for loss on
 real estate investment.          --          --          996         --          --
Income before gains on
 sales of real estate
 investments ...........       11,116      10,257       9,911       5,666       5,653
Gains on sales of real
 estate investments ....        1,115          47       5,355       1,160       1,032
                          ----------- ----------- ----------- ----------- -----------
Net Income..............  $    12,231 $    10,304 $    15,266 $     6,826 $     6,685
                          =========== =========== =========== =========== ===========
OTHER DATA
Net income per share....  $      0.72 $      0.61 $      0.92 $      0.40 $      0.39
Dividends declared per
 share..................  $      1.12 $      1.12 $      1.12 $      0.56 $      0.56
Weighted average shares
 outstanding ...........   17,055,496  16,861,324  16,682,675  17,138,432  16,972,496
Funds from
 Operations(1)..........  $    22,274 $    21,017 $    20,084 $    11,114 $    11,168

                                                             AS OF AND FOR THE
                                AS OF AND FOR THE YEARS         SIX MONTHS
                                   ENDED DECEMBER 31,         ENDED JUNE 30,
                               ----------------------------  ------------------
                                 1996      1995      1994      1997      1996
                               --------  --------  --------  --------  --------
                                   (IN THOUSANDS, EXCEPT FOR PER SHARE,
                                        PERCENTAGE AND RATIO DATA)
EBITDA(2)....................  $ 33,669  $ 32,687  $ 30,849  $ 16,843  $ 16,880
Net cash flows from (used
 in):
  Operating activities.......  $ 21,956  $ 20,203  $ 20,212  $ 11,480  $ 11,480
  Investing activities.......  $ (4,225) $ (7,318) $(41,724) $ (1,576) $ (2,639)
  Financing activities.......  $(17,436) $(12,876) $ 21,832  $ (9,882) $ (8,807)
Ratio of earnings before
 fixed charges to fixed
 charges(3) .................       2.0x      1.9x      2.1x      2.0x      2.0x
Ratio of Funds from
 Operations before fixed
 charges to fixed
 charges(1)(3) ..............       3.0x      2.8x      3.0x      3.0x      2.9x
Percentage of Debt to Total
 Assets(4) ..................        35%       35%       35%       35%       35%
Percentage of secured Debt to
 Total Assets(4) ............         0%        0%        0%        0%        0%
Ratio of Total Unencumbered
 Assets to Unsecured
 Debt(4) ....................       2.8x      2.8x      2.8x      2.8x      2.8x
Ratio of Consolidated Income
 Available for Debt Service
 to Debt Service Charge(4) ..       3.0x      2.9x      2.7x      3.0x      3.0x
Percent occupied(5)..........      93.7%     93.9%     91.7%     92.9%     93.6%
BALANCE SHEET DATA
Net real estate investments..  $328,915  $334,551  $338,292  $324,771  $332,626
Total assets ................   339,629   344,571   347,172   336,423   342,279
Mortgage notes payable.......       --      1,294     1,362       --      1,257
8.0% Convertible Debentures..    61,310    63,433    65,731    60,525    61,364
7 7/8% Senior Notes..........    49,897    49,882    49,868    49,904    49,889
Indebtedness to banks........    32,250    29,250    23,645    32,750    30,025
Total liabilities............   147,681   147,772   144,488   147,246   146,332
Total shareholders' equity...   191,948   196,799   202,684   189,177   195,947

--------
(1) The Company considers Funds from Operations to be an alternate measure of an equity REIT's performance since such measure does not recognize depreciation and amortization of real estate assets as reductions of cash flow from operations. Historical cost accounting for real estate assets implicitly assumes that the value of real estate assets diminishes predictably over time. Yet, since real estate values have historically risen or fallen with market conditions, the Company, along with most industry investors, has considered presentation of operating results for real estate companies that use historical cost accounting to be less than fully informative.

    The National Association of Real Estate Investment Trusts (NAREIT) defines Funds from Operations as net income plus depreciation and amortization of assets uniquely significant to the real estate industry, reduced by gains and increased by losses on sales of property. Funds from Operations does not represent cash flows from operations as defined by generally accepted accounting principles and should not be considered a substitute for net income as an indicator of the Company's operating performance, or for cash flows as a measure of liquidity. The Company's computation of Funds from Operations may, however, differ from methodology for calculating Funds from Operations utilized by other equity REITS and, therefore, may not be comparable to such other REITS.

(2) EBITDA represents earnings before interest, income taxes, depreciation and amortization, gain or loss on real estate investments and extraordinary items. The Company believes that EBITDA is relevant to an understanding of the economics of the Company because it indicates cash flow available from the operations of the Company to service fixed obligations. EBITDA should not be considered as an alternative, or necessarily indicative of, net income or cash flow provided by operations as specified by generally accepted accounting principles for purposes of evaluating the Company's results of operations.

(3) For purposes of computing these ratios, fixed charges consist of interest costs, whether expensed or capitalized and amortization of debt costs, discounts and issue costs, whether expensed or capitalized.

(4) For a description of each percentage or ratio, see "Description of the Notes--Certain Covenants."

(5) Once a space is subject to an executed lease, the space is then included in occupied space. A space continues to be included in the Company's occupied space until: (a) the related lease expires and the tenant is no longer in legal possession, or (b) the related lease is formally terminated and the tenant is no longer in legal possession.

                                USE OF PROCEEDS

  The net proceeds from the sale of the Notes offered hereby, after deducting the underwriting discount and estimated expenses of this Offering, are estimated to be $74.2 million. The Company will use a portion of the net proceeds from the sale of the Notes to redeem its Convertible Debentures and the balance for general corporate purposes. Such purposes may include (i) repayment of debt (including repayments of amounts drawn on the Company's bank line of credit), (ii) improvement, expansion or redevelopment of its properties, (iii) acquisition of additional properties, and (iv) working capital. Pending use for the foregoing purposes, including redemption of the Convertible Debentures which cannot be redeemed until October 27, 1997, such proceeds shall be invested in short-term, interest-bearing time or demand deposits with financial institutions, investment grade commercial paper, bankers' acceptances, cash items or qualified government securities, all in a manner consistent with the REIT provisions of the Internal Revenue Code of 1986, as amended ("Code").

                                CAPITALIZATION

  The following table sets forth the capitalization of the Company as of June 30, 1997 on an actual basis and on a pro forma basis to give effect to the offering of the Notes and the application of the net proceeds therefrom as described under "Use of Proceeds":

                                                             JUNE 30, 1997
                                                           -------------------
                                                            ACTUAL   PRO FORMA
                                                           --------  ---------
                                                             (IN THOUSANDS
                                                             EXCEPT FOR PER
                                                           SHARE, PERCENTAGE
                                                            AND RATIO DATA)
CAPITALIZATION
Debt:
  8.0% Convertible Debentures............................. $ 60,525  $     --
  7 7/8% Senior Notes.....................................   49,904     49,904
  Notes offered hereby....................................      --      75,000
  Indebtedness to banks...................................   32,750     18,916
                                                           --------  ---------
    Total Debt............................................ $143,179  $ 143,820
                                                           --------  ---------
Shareholders' equity:
  Preferred stock, 2,000,000 shares authorized; No shares
   issued or outstanding.................................. $    --   $     --
  Shares of beneficial interest, no par value, unlimited
   share authorization; 17,138,432 shares issued and
   outstanding, actual and pro forma......................  242,054    242,054
  Accumulated dividends in excess of net income...........  (52,877)   (52,877)
                                                           --------  ---------
    Total shareholders' equity............................ $189,177  $ 189,177
                                                           --------  ---------
    Total capitalization.................................. $332,356  $ 332,997
                                                           ========  =========
CERTAIN RATIOS AND PERCENTAGES (1)
  Percentage of Debt to Total Assets .....................       35%        35%
  Percentage of secured Debt to Total Assets(2) ..........        0%         0%
  Ratio of Consolidated Income Available for Debt Service
   to Debt Service Charge(3) .............................      3.0x       3.1x
  Ratio of Total Unencumbered Assets to Unsecured Debt....      2.8x       2.8x

--------
(1) For a description of each percentage or ratio, see "Description of the Notes--Certain Covenants."
(2) Two properties are encumbered by deeds of trust relating to promissory notes under which the co-owners of the centers are the borrowers. The Company has no payment obligation on these notes.
(3) Ratio of Consolidated Income Available for Debt Service to Debt Service Charge assumes as of January 1, 1997 (i) $75 million sale of the Notes offered hereby, (ii) redemption of the Convertible Debentures, and (iii) pay down on indebtedness to banks equal to the balance of the net proceeds of the Offering. The pro forma interest rate on the Notes is estimated at 7.25%.

                           DESCRIPTION OF THE NOTES

  The following description of the particular terms of the Notes offered hereby supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of the "Senior Securities" set forth in the accompanying Prospectus, to which reference is hereby made. Unless otherwise defined in this Prospectus Supplement, capitalized terms used under "Description of the Notes" have the meanings set forth in the Indenture.

GENERAL

  The 2006 Notes, 2008 Notes and 2010 Notes each constitute separate series of Senior Securities (which are more fully described in the accompanying Prospectus) to be issued under an indenture (the "Original Indenture"), dated as of September 1, 1997, as supplemented by Supplemental Indenture No. 1, Supplemental Indenture No. 2 and Supplemental Indenture No. 3 (each a "Supplemental Indenture"), respectively, between the Company and The Bank of New York. The Original Indenture and the Supplemental Indentures are collectively referred to herein as the "Indenture." The form of the Indenture has been filed as an exhibit to (or incorporated by reference into) the Registration Statement of which this Prospectus Supplement is a part and is available for inspection at the offices of the Company. The Indenture is subject to, and governed by, the Trust Indenture Act of 1939, as amended (the "TIA"). The statements made hereunder relating to the Indenture and the Notes to be issued thereunder are summaries of certain provisions thereof, do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the Indenture and such Notes. All section references appearing herein are to sections of the Indenture, and capitalized terms used but not defined herein shall have the respective meanings set forth in the Indenture.

  The 2006 Notes, 2008 Notes and 2010 Notes will be limited to an aggregate principal amount of $25,000,000 each, respectively, and will be direct, senior unsecured obligations of the Company and will rank equally with all other unsecured and unsubordinated indebtedness of the Company from time to time outstanding. The Notes will be effectively subordinated to mortgages and other secured indebtedness of the Company and to indebtedness and other liabilities of any Subsidiaries (as defined below) which may be formed by the Company in the future. As of June 30, 1997, on a pro forma basis after giving effect to this Offering, and the application of the net proceeds therefrom, the Company would have had outstanding approximately $143,820,000 of total indebtedness, all of which would have been unsecured and unsubordinated. See "Capitalization."

  Except as described under "--Certain Covenants--Limitations on Incurrence of Debt" below and under "Description of Debt Securities--Merger, Consolidation or Sale" in the accompanying Prospectus, the Indenture does not contain any provisions that would limit the ability of the Company to incur indebtedness or that would afford holders of the Notes protection in the event of (i) a debt-financed transaction involving the Company, (ii) a change of control, or
(iii) a reorganization, restructuring, merger or similar transaction involving the Company that may adversely affect the holders of the Notes. The Company may, in the future, enter into certain transactions such as the sale of all or substantially all of its assets or a merger or consolidation that may increase the amount of the Company's indebtedness or substantially change the Company's assets, which may have an adverse effect on the Company's ability to service its indebtedness, including the Notes. The Company may incur additional indebtedness, including secured indebtedness, subject to the provisions described below under "--Certain Covenants--Limitations on Incurrence of Debt."

  The Notes will only be issued in fully registered form in denominations of $1,000 and integral multiples thereof.

PRINCIPAL AND INTEREST

  The 2006 Notes, 2008 Notes and 2010 Notes each will bear interest at 7.10%, 7.20% and 7.30% per annum, respectively, and will mature on September 15, 2006, September 15, 2008 and September 15, 2010, respectively. The Notes will bear interest from September 25, 1997 or from the immediately preceding Interest Payment Date (as defined below) to which interest has been paid, payable semi-annually in arrears on March 15 and September 15 of each year, commencing on March 15, 1998 (each, an "Interest Payment Date"), and on the applicable Maturity Date to the persons in whose name the applicable Notes are registered in the Security Register on the preceding March 1 or September 1 (whether or not a Business Day, as defined below), as the case may be (each, a "Regular Record Date"). Interest on the Notes will be computed on the basis of a 360-day year of twelve 30-day months.

  If any Interest Payment Date or Stated Maturity falls on a day that is not a Business Day, the required payment shall be made on the next Business Day as if it were made on the date such payment was due and no interest shall accrue on the amount so payable for the period from and after such Interest Payment Date or the Maturity Date, as the case may be. "Business Day" means any day, other than a Saturday or Sunday, on which banks in the City of New York are not required or authorized by law or executive order to close.

  The principal of and interest on the Notes will be payable at the corporate trust office of The Bank of New York (the "Paying Agent") in the City of New York, initially located at 101 Barclay Street, Floor 21 West, New York, New York 10286, provided that, at the option of the Company, payment of interest can be made by check mailed to the address of the Person entitled thereto as it appears in the Security Register or by wire transfer of funds to such Person at an account maintained within the United States (Sections 301, 307, 1001 and 1002).

CERTAIN COVENANTS

  Limitations on Incurrence of Debt. The Company will not, and will not permit any Subsidiary to, incur any Debt (as defined below) if, immediately after giving effect to the incurrence of such additional Debt and the application of the proceeds thereof, the aggregate principal amount of all outstanding Debt of the Company and its Subsidiaries on a consolidated basis determined in accordance with GAAP is greater than 60% of the sum of (without duplication)
(i) the Total Assets (as defined below) of the Company and its Subsidiaries as of the end of the calendar quarter covered in the Company's Annual Report on Form 10-K or Quarterly Report on Form 10-Q, as the case may be, most recently filed with the Securities and Exchange Commission (or, if such filing is not permitted under the Exchange Act, with the Trustee) prior to the incurrence of such additional Debt, and (ii) the purchase price of any real estate assets or mortgages receivable acquired since the end of the most recent calendar quarter, and (iii) the amount of any securities offering proceeds received (to the extent that such proceeds were not used to acquire real estate assets or mortgages receivable or used to reduce Debt), by the Company or any Subsidiary since the end of such calendar quarter, including those proceeds obtained in connection with the incurrence of such additional Debt (Section 2.4(a) of the Supplemental Indentures).

  In addition to the foregoing limitation on the incurrence of Debt, the Company will not, and will not permit any Subsidiary to, incur any Debt secured by any Encumbrance (as defined below) upon any of the property of the Company or any Subsidiary if, immediately after giving effect to the incurrence of such additional Debt and the application of the proceeds thereof, the aggregate principal amount of all outstanding Debt of the Company and its Subsidiaries on a consolidated basis which is secured by any Encumbrance on property of the Company or any Subsidiary is greater that 40% of the sum of (without duplication) (i) the Total Assets of the Company and its Subsidiaries as of the end of the calendar quarter covered in the Company's Annual Report on Form 10-K or Quarterly Report on Form 10-Q, as the case may be, most recently filed with the Commission (or, if such filing is not permitted under the Exchange Act, with the Trustee) prior to the incurrence of such additional Debt, (ii) the purchase price of any real estate assets or mortgages receivable acquired since the end of the most recent calendar quarter, and (iii) the amount of any securities offering proceeds received (to the extent that such proceeds were not used to acquire real estate assets or mortgages receivable or used to reduce Debt), by the Company or any Subsidiary since the end of such calendar quarter, including those proceeds obtained in connection with the incurrence of such additional Debt (Section 2.4(c) of the Supplemental Indentures).

  The Company and its Subsidiaries must at all times own Total Unencumbered Assets (as defined below) greater than 150% of the aggregate outstanding principal amount of the Unsecured Debt of the Company and its Subsidiaries on a consolidated basis (Section 2.4(d) of the Supplemental Indentures).

  In addition to the foregoing limitations on the incurrence of Debt, the Company will not, and will not permit any Subsidiary to, incur any Debt if the ratio of Consolidated Income Available for Debt Service (as defined below) to the Debt Service Charge (as defined below) for the four consecutive fiscal quarters most recently ended prior to the date on which such additional Debt is to be incurred shall have been less than 1.5:1 on a pro forma basis after giving effect thereto and to the application of the proceeds therefrom, and calculated on the assumption that (i) such Debt and any other Debt incurred by the Company and its Subsidiaries since the first day of such four-quarter period and the application of the proceeds therefrom, including to refinance other Debt, had occurred at the beginning of such period, (ii) the repayment or retirement of any other Debt by the Company and its Subsidiaries since the first day of such four-quarter period had been repaid or retired at the beginning of such period (except that, in making such computation, the amount of Debt under any revolving credit facility shall be computed based upon the average daily balance of such Debt during such period), (iii) in the case of Acquired Debt (as defined below) or Debt incurred in connection with any acquisition since the first day of such four-quarter period, the related acquisition had occurred as of the first day of such period with the appropriate adjustments with respect to such acquisition being included in such pro forma calculation, and (iv) in the case of any acquisition or disposition by the Company or its Subsidiaries of any asset or group of assets since the first day of such four-quarter period, whether by merger, stock purchase or sale, or asset purchase or sale, such acquisition or disposition or any related repayment of Debt had occurred as of the first day of such period with the appropriate adjustments with respect to such acquisition or disposition being included in such pro forma calculation (Section 2.4(b) of the Supplemental Indentures).

  The foregoing covenants do not restrict the Company from refinancing existing Debt, provided that the outstanding principal amount of such Debt is not increased.

  As used herein, and in the Indenture:

    "Acquired Debt" means Debt of a Person (i) existing at the time such Person becomes a Subsidiary, or (ii) assumed in connection with the acquisition of assets from such Person, in each case, other than Debt incurred in connection with, or in contemplation of, such Person becoming a Subsidiary or such acquisition. Acquired Debt shall be deemed to be incurred on the date of the related acquisition of assets from any Person or the date the acquired Person becomes a Subsidiary.

    "Capital Stock" means, with respect to any Person, any capital stock (including preferred stock), shares, interests, participations or other ownership interests (however designated) of such Person and any rights (other than debt securities convertible into or exchangeable for corporate stock), warrants or options to purchase any thereof.

    "Consolidated Income Available for Debt Service" for any period means Earnings from Operations (as defined below) of the Company and its Subsidiaries plus amounts which have been deducted, minus amounts which have been added, for the following (without duplication): (i) interest on Debt of the Company and its Subsidiaries, (ii) provision for taxes of the Company and its Subsidiaries based on income, (iii) amortization of debt discount, (iv) provisions for gains and losses on properties and property depreciation and amortization, (v) the effect of any noncash charge resulting from a change in accounting principles in determining Earnings from Operations for such period, and (vi) amortization of deferred charges.

    "Debt" of the Company or any Subsidiary means any indebtedness of the Company or any Subsidiary, whether or not contingent, in respect of (i) money borrowed or evidenced by bonds, notes, debentures or similar instruments, (ii) indebtedness for borrowed money secured by any Encumbrance existing on property owned by the Company or any Subsidiary,
  (iii) the reimbursement obligations, contingent or otherwise, in connection with any letters of credit actually issued or amounts representing the balance deferred and unpaid of the purchase price of any property or services, except any such balance that constitutes an accrued expense or trade payable, or all conditional sale obligations or obligations under any title retention agreement, (iv) the principal amount of all obligations of the Company or any Subsidiary with respect to redemption, repayment or other repurchase of any Disqualified Stock, or (v) any lease of property by the Company or any Subsidiary as lessee which is reflected on the Company's Consolidated Balance Sheet as a capitalized lease in accordance with GAAP, to the extent, in the case of items of indebtedness under (i) through (iii) above, that any such items (other than letters of credit) would appear as a liability on the Company's Consolidated Balance Sheet in accordance with GAAP, and also includes, to the extent not otherwise included, any obligation by the Company or any Subsidiary to be liable for, or to pay, as obligor, guarantor or otherwise (other than for purposes of collection in the ordinary course of business), Debt of another Person (other than the Company or any Subsidiary) (it being understood that Debt shall be deemed to be incurred by the Company or any Subsidiary whenever the Company or such Subsidiary shall create, assume, guarantee or otherwise become liable in respect thereof).

    "Debt Service Charge" for any period means the maximum amount which is payable during such period for interest on, and the amortization during such period of any original issue discount of, Debt of the Company and its Subsidiaries and the amount of dividends which are payable during such period in respect of any Disqualified Stock.

    "Disqualified Stock" means with respect to any Person, any Capital Stock of such Person which is the term of such Capital Stock (or by the terms of any security into which it is convertible or for which it is exchangeable or exercisable), upon the happening of any event or otherwise (i) matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise (other than Capital Stock which is redeemable solely in exchange for common stock), (ii) is convertible into or exchangeable or exercisable for Debt or Disqualified Stock, or (iii) is redeemable at the option of the holder thereof, in whole or in part (other than Capital Stock which is redeemable solely in exchange for common stock), in each case on or prior to the Stated Maturity of the Notes.

    "Earnings from Operation" for any period means net earnings excluding gains and losses on sales of investments, extraordinary items, and property valuation losses, net as reflected in the financial statements of the company and its subsidiaries for such period determined on a consolidated basis in accordance with GAAP.

    "Encumbrance" has the meaning specified in the definition of "Debt" above.

    "Subsidiary" means (i) any corporation or other entity the majority of the share of the non-voting capital stock or other equivalent ownership interests of which (except trustees' qualifying shares) are at the time directly or indirectly owned by the Company, and the majority of the shares of the voting capital stock or other equivalent ownership interests of which (except trustees' qualifying shares) are at the time directly or indirectly owned by the Company or any other Subsidiary, and (ii) any other entity (other than the Company) the accounts of which are consolidated with the accounts of the Company or any Subsidiary.

    "Total Assets" as of the date means the sum of (i) the Undepreciated Real Estate Assets, and (ii) all other assets of the Company and its Subsidiaries determined in accordance with GAAP, but excluding intangibles.

    "Total Unencumbered Assets" means the sum of (i) those Undepreciated Real Estate Assets not subject to an Encumbrance for borrowed money, and (ii) all other assets of the Company and its Subsidiaries not subject to an Encumbrance for borrowed money determined in accordance with GAAP, but excluding intangibles.

    "Undepreciated Real Estate Assets" as of any date means the cost (original cost plus capital improvements) of real estate assets of the Company and its Subsidiaries on such date, before depreciation and amortization determined on a consolidated basis in accordance with GAAP.

    "Unsecured Debt" means Debt which is not secured by any Encumbrance upon any of the properties of the Company or any Subsidiary.

  See "Description of Debt Securities--Certain Covenants" in the accompanying Prospectus for a description of additional covenants applicable to the Company.

OPTIONAL REDEMPTION

  The Notes may be redeemed at any time at the option and in the sole discretion of the Company in whole or from time to time in part, at a redemption price equal to the sum of (i) the principal amount of the Notes being redeemed plus accrued interest thereon to the redemption date, and (ii) the Make-Whole Amount (as defined below), if any, with respect to such Notes (the "Redemption Price").

  If notice has been given as provided in the Indenture and funds for the redemption of any Notes called for redemption shall have been made available on the redemption date referred to in such notice, such Notes will cease to bear interest on the date fixed for such redemption specified in such notice, and the only right of the holders of the Notes will be to receive payment of the Redemption Price.

  Notice of any optional redemption of any Notes will be given to holders at their addresses, as shown in the security register for the Notes, not more than 60 nor less than 30 days prior to the date fixed for redemption. The notice of redemption will specify, among other items, the Redemption Price and the principal amount of the Notes held by each holder to be redeemed.

  If less than all the Notes are to be redeemed at the option and in the sole discretion of the Company, the Company will notify the Trustee at least 45 days prior to giving notice of redemption (or such shorter period as is satisfactory to the Trustee) of the aggregate principal amount of Notes to be redeemed and their redemption date. The Trustee shall select not more than 60 days prior to the redemption date, in such manner as it shall deem fair and appropriate, Notes to be redeemed in whole or in part.

  As used herein:

    "Make-Whole Amount" means in connection with any optional redemption or accelerated payment of any Notes, the excess, if any, of (i) the aggregate present value as of the date of such redemption or accelerated payment of each dollar of principal being redeemed or paid and the amount of interest (exclusive of interest accrued to the date of redemption or accelerated payment) that would have been payable in respect of each such dollar if such redemption of accelerated payment had not been made, determined by discounting, on a semi-annual basis, such principal and interest at the Reinvestment Rate (determined on the third business day preceding the date such notice of redemption is given or declaration of acceleration is made) from the respective dates on which such principal and interest would have been payable if such redemption or accelerated payment had not been made to the date of redemption or accelerated payment, over (ii) the aggregate principal amount of the Notes being redeemed or paid. For purposes of the Indenture, all references to any "premium" on the Notes shall be deemed to refer to any Make-Whole Amount, unless the context otherwise requires.

    "Reinvestment Rate" means 0.25% (one quarter of one percent) plus the arithmetic mean of the yields under the heading "Week Ending" published in the most recent Statistical Release under the caption "Treasury Constant Maturities" for the maturity (rounded to the nearest month) corresponding to the remaining life to maturity, as of the payment date of the principal being redeemed or paid. If no maturity exactly corresponds to such maturity, yields for the two published maturities most closely corresponding to such maturity shall be calculated pursuant to the immediately preceding sentence and the Reinvestment Rate shall be interpolated or extrapolated from such yields on a straight-line basis, rounding in each of such relevant periods to the nearest month. For the purposes of calculating the Reinvestment Rate, the most recent Statistical Release published prior to the date of determination of the Make-Whole Amount shall be used.

    "Statistical Release" means the statistical release designed "H.15(519)" or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which reports yields on actively traded United State government securities adjusted to constant maturities, or, if such statistical release is not published at the time of any determination under the Indenture, then such other reasonably comparable index which shall be designated by the Company.

DISCHARGE, DEFEASANCE AND COVENANT DEFEASANCE

  The provisions of the Indenture relating to defeasance and covenant defeasance, which are described under "Description of Debt Securities-- Discharge, Defeasance and Covenant Defeasance" in the accompanying Prospectus, will apply to the Notes. Each of the covenants described under "-- Certain Covenants" herein and "Description of Debt Securities--Certain Covenants" in the accompanying Prospectus will be subject to covenant defeasance.

BOOK-ENTRY SYSTEM

  The Notes will be issued in the form of one or more fully registered global notes ("Global Notes") which will be deposited with, or on behalf of DTC, and registered in the name of DTC's nominee, Cede & Co. Except under the circumstance described below, the Notes will not be issuable in definitive form. Unless and until it is exchanged in whole or in part for the individual Notes represented thereby, a Global Note may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC or by DTC or any nominee of DTC to a successor depository or any nominee of such successor.

  Upon the issuance of a Global Note, DTC or its nominee will credit on its book-entry registration and transfer system the respective principal amounts of the individual Notes represented by such Global Note to the accounts of persons that have accounts with DTC ("Participants"). Such accounts shall be designated by the underwriters, dealers or agents with respect to the Notes. Ownership of beneficial interests in a Global Note will be limited to Participants or persons that may hold interests through Participants. Ownership of beneficial interests in such Global Note will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee (with respect to beneficial interests of Participants) and records of Participants (with respect to beneficial interests of persons who hold through Participants). The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and laws may impair the ability to own, pledge or transfer any beneficial interest in a Global Note.

  So long as DTC or its nominee is the registered owner of such Global Note, DTC or its nominee, as the case may be, will be considered the sole owner or holder of the Notes represented by such Global Note for all purposes under the Indenture and the beneficial owners of the Notes will be entitled only to those rights and benefits afforded to them in accordance with DTC's regular operating procedures. Except as provided below, owners of beneficial interest in a Global Note will not be entitled to have any of the individual Notes registered in their names, will not receive or be entitled to receive physical delivery of any such notes in definitive form and will not be considered the owners or holders thereof under the Indenture.

  Payments of principal of and any interest on, individual Notes represented by a Global Note registered in the name of DTC or its nominee will be made to DTC or its nominee, as the case may be, as the registered owner of the Global Note representing such Notes. None of the Company, the Trustee, any Paying Agent or the Security Registrar will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Note for such Notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

  The Company expects that DTC or its nominee, upon receipt of any payment of principal or interest in respect of a permanent Global Note representing any Notes, immediately will credit Participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Note as shown on the records of DTC or its nominee. The Company also expects that payments by Participants to owners of beneficial interests in such Global Note held through such Participants will be governed by standing instructions and customary practices, as is the case with securities held for the account of customers in bearer form or registered in "street name." Such payments will be the responsibility of such Participants.

  If DTC is at any time unwilling, unable or ineligible to continue as depository and a successor depository is not appointed by the Company within 90 days, the Company will issue individual Notes in exchange for the Global Note or Notes representing the Notes. In addition, the Company may, at any time and in its sole discretion, determine not to have any Notes represented by one or more Global Notes and, in such event, will issue individual Notes in exchange for the Global Note or Notes representing the Notes. Individual Notes so issued will be issued in denominations unless otherwise specified by the Company, of $1,000 and integral multiples thereof.

  DTC has advised the Company of the following information regarding DTC: DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that its Participants deposit with DTC. DTC also facilitates the settlement among its Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry charges in its Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants of DTC include securities brokers and dealers (including the Underwriter), banks, trust companies, clearing corporations, and certain other organizations. DTC is owned by a number of its direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct Participant of DTC, either directly or indirectly. The rules applicable to DTC and its participants are on file with the Commission.

SAME-DAY SETTLEMENT AND PAYMENT

  Settlement for the Notes will be made by the Underwriter in immediately available funds. All payments of principal and interest in respect of the Notes will be made by the Company in immediately available funds.

  Secondary trading in long-term notes and debentures of corporate issuers is generally settled in clearing house or next-day funds. In contrast, the Notes will trade in DTC's Same-Day Funds Settlement System until maturity or until the Notes are issued in certificated form, and secondary market trading activity in the Notes will therefore be required by DTC to settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the Notes.

NO PERSONAL LIABILITY

  No past, present or future trustee, officer or shareholder of the Company or any successor thereof shall have any liability for any obligation, covenant or agreement of the Company contained under the Notes, the Indenture or other debt obligations. Each Holder of Notes by accepting such Notes waives and releases all such liability. The waiver and release are part of the consideration for the issue of the Notes.

                                 UNDERWRITING

  Subject to the terms and conditions of the underwriting agreement, dated September 22, 1997 (the "Underwriting Agreement"), by and between the Company and PaineWebber Incorporated (the "Underwriter"), the Company has agreed to sell to the Underwriter, and the Underwriter has agreed to purchase, $25,000,000 principal amount of the 2006 Notes, $25,000,000 principal amount of the 2008 Notes and $25,000,000 principal amount of the 2010 Notes.

  The Underwriting Agreement provides that the obligations of the Underwriter are subject to certain conditions precedent, and that the Underwriter will purchase all Notes offered hereby if any of such Notes are purchased.

  The Underwriter has advised the Company that it proposes initially to offer each series of Notes directly to the public at the public offering price set forth on the cover page of this Prospectus Supplement and to certain dealers at such price less a concession not in excess of (i) 0.35% in the case of the 2006 Notes, (ii) 0.35% in the case of the 2008 Notes and (iii) 0.35% in the case of the 2010 Notes, respectively, of the principal amount thereof. The Underwriter may allow, and such dealers may reallow, a concession not in excess of 0.25% of the principal amount of the Notes to certain other dealers. After the initial offering of the Notes, the public offering price and other selling terms may from time to time be changed.

  Each series of Notes is a new issue of securities with no established trading market. The Company has been advised by the Underwriter that the Underwriter intends to make a market in the Notes but is not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.

  The Company has agreed to indemnify the Underwriter against certain civil liabilities, including liabilities under the Securities Act, or to contribute to payments the Underwriter may be required to make in respect thereof.

  Until the distribution of the Notes is completed, rules of the Securities and Exchange Commission may limit the ability of the Underwriter to bid for and purchase the Notes. As an exception to these rules, the Underwriter is permitted to engage in certain transactions that stabilize the price of the Notes. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Notes. In addition, if the Underwriter creates a short position in the Notes in connection with this Offering (i.e., they sell more Notes than are set forth on the cover page of this Prospectus Supplement), the Underwriter may reduce the short position by purchasing Notes in the open market. In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases.

  Neither the Company nor the Underwriter makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Notes. In addition, neither the Company nor the Underwriter makes any representation that the Underwriter will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

                                 LEGAL MATTERS

  Certain matters with respect to the legality of the securities offered hereby will be passed upon for the Company by Steinhart & Falconer LLP, San Francisco, California and for the Underwriter by O'Melveny & Myers LLP, San Francisco, California.

                             AVAILABLE INFORMATION

  This Prospectus Supplement constitutes a part of a Registration Statement on Form S-3 (together with all amendments and exhibits, herein referred to as the "Registration Statement") filed by the Company under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus Supplement does not contain all of the information included in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Reference is made to such Registration Statement and to the exhibits relating thereto for further information with respect to the Company and the securities offered hereby.

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  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY
REPRESENTATIONS OTHER THAN THOSE CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITER. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT NOR THE PROSPECTUS NOR ANY SALE MADE HEREUNDER OR THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THEREOF OR THAT THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE HEREIN OR THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE OF SUCH INFORMATION. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH THEY RELATE OR ANY OFFER TO SELL OR THE SOLICITATION OF ANY OFFER TO BUY SUCH SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL.

                                ---------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
                             PROSPECTUS SUPPLEMENT
Prospectus Supplement Summary..............................................  S-3
Business and Properties....................................................  S-7
Selected Consolidated Financial Data....................................... S-17
Use of Proceeds............................................................ S-20
Capitalization............................................................. S-21
Description of the Notes................................................... S-22
Underwriting............................................................... S-29
Legal Matters.............................................................. S-30
Available Information...................................................... S-30

                                   PROSPECTUS

Available Information.......................................................   2
Incorporation of Certain Documents by Reference.............................   3
Risk Factors................................................................   4
The Trust...................................................................   7
Use of Proceeds.............................................................   8
Description of Debt Securities..............................................   8
Description of Common Stock.................................................  19
Description of Preferred Stock..............................................  20
Taxation....................................................................  25
Plan of Distribution........................................................  27
Experts.....................................................................  28
Legal Matters...............................................................  28

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                               WESTERN INVESTMENT
                               REAL ESTATE TRUST



                    $25,000,000 7.10% SENIOR NOTES DUE 2006
                    $25,000,000 7.20% SENIOR NOTES DUE 2008
                    $25,000,000 7.30% SENIOR NOTES DUE 2010


                             ---------------------

                             PROSPECTUS SUPPLEMENT

                             ---------------------



                            PAINEWEBBER INCORPORATED


                                ---------------

                               SEPTEMBER 22, 1997

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